UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               RIVIANA FOODS INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    769536103

                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

CUSIP No. 769536103                   13G                      Page 2 of 4 Pages

1) NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles R. Godchaux
   ###-##-####

2) CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP

     (a)    Not Applicable
     (b)    Not Applicable

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

NUMBER OF SHARES       5)  SOLE VOTING POWER                             552,000
BENEFICIALLY OWNED     6)  SHARED VOTING POWER                         5,537,000
BY EACH REPORTING      7)  SOLE DISPOSITIVE POWER                        552,000
PERSON WITH:           8)  SHARED DISPOSITIVE POWER                    5,537,000
                       9)  AGGREGATE AMOUNT BENEFICIALLY               6,089,000
                           OWNED BY EACH REPORTING PERSON          (See Item 4.)
                      10)  CHECK IF THE AGGREGATE AMOUNT          Not Applicable
                           IN ROW (9) EXCLUDES
                           CERTAIN SHARES
                      11)  PERCENT OF CLASS REPRESENTED BY            38.6%
                           AMOUNT IN ROW 9
                      12)    TYPE OF REPORTING PERSON                 IN

ITEM 1(a).     NAME OF ISSUER:
               Riviana Foods Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               2777 Allen Parkway
               Houston, Texas  77019

ITEM 2(a).     NAME OF PERSON FILING:
               Charles R. Godchaux

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               P. O. Box 278
               Abbeville, Louisiana  70511

ITEM 2(c).     CITIZENSHIP:
               United States

CUSIP No. 769536103                   13G                      Page 3 of 4 Pages


ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               Common Stock, par value $1.00 per share

ITEM 2(e).     CUSIP NUMBER:
               769536103

ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) CHECK WHETHER THE PERSON FILING IS A:
               Not Applicable

ITEM 4.        OWNERSHIP
               (a)    AMOUNT BENEFICIALLY OWNED:
                      6,089,000 shares

               (b)    PERCENT OF CLASS:
                      38.6%

               (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                      (i) Sole power to vote or to direct the vote:
                             24,000 shares
                      (ii)   Shared power to vote or to direct the vote:
                             5,537,000 shares  (See Item 6.)
                      (iii) Sole power to dispose or to direct the disposition of: 24,000 shares
                      (iv) Shared power to dispose or to direct the disposition of: 5,537,000 shares (See Item 6.)

               The amount of shares shown as beneficially owned in Item 4(a) above also includes 11,000 shares owned of record by Mr. Godchaux's wife who exercises sole voting and investment authority with respect thereto, and as to which Mr. Godchaux disclaims beneficial ownership.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               Not Applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               The 5,537,000 shares identified in Items 4(c)(ii) and (iv) above are owned of record by the Abbeville Family Partnership, L.P. (the "Limited Partnership"), with respect to which Mr. Godchaux, in his capacity as President of a corporate general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares.

CUSIP No. 769536103                      13G                   Page 4 of 4 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
             Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
             Not Applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP
             Not Applicable

ITEM 10.     CERTIFICATION
             Not Applicable

                                           SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Dated: February 9, 1998

                                                *CHARLES R. GODCHAUX


                                                *By /s/ ELIZABETH B. WOODARD
                                                        ELIZABETH B. WOODARD
                                                Under Special Power of Attorney
                                                Dated February 3, 1998 Attached
                                                as Exhibit A

                                                                     EXHIBIT A

                           SPECIAL POWER OF ATTORNEY

      The undersigned, Theresa G. Payne, does hereby constitute and appoint Elizabeth B. Woodard of Harris County, Texas, as attorney-in-fact for the undersigned with full power of substitution, and in the name, place and stead of the undersigned, to execute, deliver, record and file Schedule 13G, including all amendments and exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and to perform each and every other act requisite and necessary to be done to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.


February 3, 1998                           /s/  THERESA G. PAYNE
                                                Theresa G. Payne

                           SPECIAL POWER OF ATTORNEY

      The undersigned, Abbeville Family Partnership, L.P., does hereby constitute and appoint Elizabeth B. Woodard of Harris County, Texas, as attorney-in-fact for the undersigned with full power of substitution, and in the name, place and stead of the undersigned, to execute, deliver, record and file
Schedule 13G, including all amendments and exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and to perform each and every other act requisite and necessary to be done to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.


February 3, 1998                    ABBEVILLE FAMILY PARTNERSHIP, L.P.

                                    By: FGCG INC., General Partner

                              /s/   CHARLES R. GODCHAUX
                                    Charles R. Godchaux, President

                           SPECIAL POWER OF ATTORNEY

      The undersigned, Abbeville Family Partnership, L.P., does hereby constitute and appoint Elizabeth B. Woodard of Harris County, Texas, as attorney-in-fact for the undersigned with full power of substitution, and in the name, place and stead of the undersigned, to execute, deliver, record and file
Schedule 13G, including all amendments and exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and to perform each and every other act requisite and necessary to be done to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.


February 3, 1998                    ABBEVILLE FAMILY PARTNERSHIP, L.P.

                                    By: TD Inc., General Partner

                              /s/   THERESA G. PAYNE
                                    Theresa G. Payne, Chairman of the Board

                           SPECIAL POWER OF ATTORNEY

      The undersigned, Abbeville Family Partnership, L.P., does hereby constitute and appoint Elizabeth B. Woodard of Harris County, Texas, as attorney-in-fact for the undersigned with full power of substitution, and in the name, place and stead of the undersigned, to execute, deliver, record and file
Schedule 13G, including all amendments and exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and to perform each and every other act requisite and necessary to be done to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.


February 3, 1998                    ABBEVILLE FAMILY PARTNERSHIP, L.P.

                                    By: TD Inc., General Partner

                              /s/   LESLIE K. GODCHAUX
                                    Leslie K. Godchaux, General Partner

                           SPECIAL POWER OF ATTORNEY

      The undersigned, Charles R. Godchaux, does hereby constitute and appoint Elizabeth B. Woodard of Harris County, Texas, as attorney-in-fact for the undersigned with full power of substitution, and in the name, place and stead of the undersigned, to execute, deliver, record and file Schedule 13G, including all amendments and exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and to perform each and every other act requisite and necessary to be done to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.


February 3, 1998                           /s/   CHARLES R. GODCHAUX
                                                 Charles R. Godchaux

                           SPECIAL POWER OF ATTORNEY

      The undersigned, Leslie K. Godchaux, does hereby constitute and appoint Elizabeth B. Woodard of Harris County, Texas, as attorney-in-fact for the undersigned with full power of substitution, and in the name, place and stead of the undersigned, to execute, deliver, record and file Schedule 13G, including all amendments and exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and to perform each and every other act requisite and necessary to be done to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

February 3, 1998                          /s/   LESLIE K. GODCHAUX
                                                Leslie K. Godchaux